UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 2

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

(Names of Filing Persons—(Offerors))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons—(Other Person(s))

SCHEDULE 13E-3/A

Amendment No. 2

(Rule 13e-3)

Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

APOLLO MANAGEMENT VII, L.P.

(Names of Persons—Filing Statements)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP Number of Class of Securities)

John J. Suydam

Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Telephone: (212) 515-3200

James Schwab

Neil Goldman

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Telephone: (212) 373-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$511,409,101.50	$59,375.00

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.
**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375.00

Form or Registration No.:	Schedule TO - T

Filing Party:

Colonel Holdings, Inc., Colonel UK Holdings Limited,

Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc.,

Apollo Management VII, L.P., CKx, Inc., Robert F.X.

Sillerman, Sillerman Capital Holdings, L.P., Laura

Sillerman, The Promenade Trust and Priscilla Presley

Date Filed:	May 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement and Transaction Statement filed on Schedule TO filed on May 17, 2011, as amended and supplemented by Amendment No. 1 filed on May 24, 2011 (as so amended and supplemented, the “Schedule TO”) by Colonel Holdings, Inc., a Delaware corporation (“Parent”), Colonel UK Holdings Limited, a United Kingdom private limited company, Colonel Offeror Sub, LLC, a Delaware limited liability company (“Offeror”), Colonel Merger Sub, Inc., a Delaware corporation, and Apollo Management VII, L.P., a Delaware limited partnership. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of CKx, Inc., at a purchase price of $5.50 per share, net to the seller in cash, without interest and subject to deduction for any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated May 17, 2011 (the “Offer to Purchase”) and the related letter of transmittal, as they may be amended or supplemented from time to time. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 2, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO.

Item 11: Additional Information

Regulation M-A Item 1011

Item 11 is amended and supplemented by adding the following text at the end thereof:

“Parent filed its Pre-Merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Common Shares in the Offer on May 18, 2011 and CKx filed its Pre-Merger

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Notification and Report Form on May 24, 2011. The required waiting period for the filings was scheduled to expire at 11:59 p.m., New York City time, on or about June 2, 2011, however, on May 27, 2011, the FTC and the Antitrust Division granted early termination of the waiting period, effective immediately.”

Item 13: Information Required by Schedule 13E-3

Item 15: Additional Information

Regulation M-A Item 1011

Item 15 of Item 13 is amended and supplemented by adding the text set forth at the end of Item 11 of this Amendment No. 2 to the end of Item 15 of Item 13.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2011

COLONEL HOLDINGS, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL UK HOLDINGS LIMITED

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL OFFEROR SUB, LLC

By:	Colonel UK Holdings Limited, its Sole Member

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL MERGER SUB, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2011

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC, its General Partner

By:	/s/ Aaron Stone
	Name:	Aaron Stone
	Title:	Vice President